Swiss Re Capital Markets Corporation
Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	2,864,386
Financial instruments owned, at fair value		617,238,046
Accrued interest		2,688,769
Other assets		488,235
Total assets	$	623,279,436
Liabilities		
Payable to broker dealer	$	18,750,000
Income taxes payable		7,630,045
Other liabilities		266,201
Total liabilities	$	26,646,246
Subordinated liabilities to SRAH	$	255,000,000
Stockholder's equity		
Common stock - $0.01 par value - 1,000 shares authorized; 100 shares issued and outstanding	$	1
Additional paid-in capital		282,499,999
Retained earnings		59,133,190
Total stockholder's equity	$	341,633,190
Total liabilities and stockholder's equity	$	623,279,436

The accompanying notes are an integral part of the Statement of Financial Condition.